SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

KELLWOOD COMPANY

(Name of Subject Company)

KELLWOOD COMPANY

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

488044108

______________

Robert C. Skinner, Jr.

Chairman, President and Chief Executive Officer

Kellwood Company

490 Fifth Avenue

New York, New York 10018

Telephone: 212.329.8050

Facsimile: 212.329.8090

 Copies To:

Thomas H. Pollihan Kellwood Company 600 Kellwood Parkway St. Louis, MO 63017 Telephone: 314.576.3100 Fax: 314.576.3279	Howard E. Steinberg McDermott Will & Emery LLP 340 Madison Avenue New York, New York 10173-1922 Telephone: 212.547.5415 Fax: 212.547.5444	Robert A. Schreck, Jr. McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606-5096 Telephone: 312.984.7582 Fax: 312.984.7700

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued by Kellwood Company on January 15, 2008. Stockholders should read Kellwood Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the Securities and Exchange Commission, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are or will be available without charge from the SEC’s website at www.sec.gov.

KELLWOOD COMPANY ADVISES SHAREHOLDERS TO TAKE NO ACTION

AT THIS TIME IN RESPONSE TO SUN CAPITAL’S TENDER OFFER

ST. LOUIS, MO – January 15, 2008 – Kellwood Company (NYSE:KWD) today advised its shareholders to defer taking any action at this time in response to Sun Capital Securities Group, LLC’s (“Sun Capital’s”) announcement that it has commenced an unsolicited tender offer for all the outstanding shares of Kellwood other than those shares which it already owns at a price of $21.00 per share in cash. The Company’s Board of Directors will review Sun Capital’s offer and make a recommendation to shareholders in due course.

Kellwood noted that the offer received today is for the same price as the unsolicited proposal the Company received from Sun Capital on September 18, 2007 and again on November 12, 2007. As previously announced, Kellwood’s Board of Directors determined that Sun Capital’s unsolicited $21.00 proposal was not in the best long-term interests of Kellwood and its shareholders.

Banc of America Securities LLC is acting as financial advisor, and McDermott Will & Emery LLP is serving as legal counsel, to Kellwood.

About Kellwood

Kellwood (NYSE:KWD) is a $1.6 billion leading marketer of apparel and consumer soft goods. Specializing in branded products, the Company markets to all channels of distribution with products and brands tailored to each specific channel. Kellwood brands include Vince®, HOLLYWOULD®, Phat Farm®, Baby Phat®, Sag Harbor®, Koret®, Jax®, Democracy®, Sangria™, Jolt®, My Michelle®, Briggs New York®, Hanna Andersson®, Onesies®, Kelty®, Royal Robbins® and Sierra Designs®. Calvin Klein®, XOXO®, David Meister®, Gerber®, and O Oscar, an Oscar de la Renta Company, are produced under licensing agreements. For more information, visit www.kellwood.com.

MEDIA CONTACT:

Donna B. Weaver

VP Corporate Communications

212.329.8072

donna.weaver@kellwood.com

FINANCIAL CONTACT:

Samuel W. Duggan II

VP Investor Relations and Treasurer

Kellwood Company

314.576.8580

sam.duggan@kellwood.com

Joele Frank / Eric Brielmann / Jennifer Schaefer

Joele Frank, Wilkinson Brimmer Katcher

212.355.4449

-MORE-

Allison Malkin

Integrated Corporate Relations

203.682.8225

Statements in this press release that are not strictly historical are “forward-looking” statements within the meaning of the safe harbor provisions of the federal securities laws. Actual results may differ materially due to risks and uncertainties that are described in the Company’s Form 10-K and other filings with the SEC.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "will", "estimate", "project", "forecast", "planned", "should", "anticipate" and similar expressions may identify forward-looking statements. Although we believe that our expectations reflected in the forward-looking statements are reasonable, we cannot and do not give any assurance that such expectations will prove to be correct. These forward-looking statements, which represent the Company's expectations concerning future events, are based on various assumptions and are subject to a number of risks and uncertainties. These risks include, without limitation: intense competition in the apparel industry on many fronts, including from our retail customers’ private label or exclusive brand programs; failing to continually anticipate fashion trends and consumer tastes; uncertainties regarding consumer confidence and spending patterns; concentration of our customers; consolidation and change in the retail industry; performance of our retail customers in selling our goods; execution of the long-term corporate strategy; loss of key personnel; continued value of owned and licensed brands; ability to generate sufficient sales to offset the minimum royalty payments we must pay with respect to licensed brands; inability to protect our intellectual property rights; reliance on independent manufacturers; ability to successfully complete the restructuring plans; the continued movement in the global location of lowest cost manufacturing sources; fluctuations in the price, availability and quality of raw materials; availability of suitable acquisition candidates; integration of completed acquisitions into our existing business; the availability of reasonably priced debt and the impact of the changes in market value of the Company’s common stock on the price of shares repurchased under the overnight share repurchase agreement. These factors should be read in conjunction with the risk factors included in our Annual Report to Stockholders on Form 10-K for 2006 (the fiscal year ended February 3, 2007) and subsequent periodic filings. Actual results could differ materially from those expressed or implied in forward-looking statements. The Company disclaims any obligation to publicly update or revise any of its forward-looking statement.

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